April 28, 2010

Mark C. Amorosi D 202.778.9351 F 202.778.9100 mark.amorosi@klgates.com

VIA EDGAR

Mr. Sonny Oh

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Comments on Post-Effective Amendment No. 70 to the Registration Statement on Form N-1A of EQ Advisors Trust (File Nos. 333-17217; 811-07953)

Dear Mr. Oh:

On behalf of the above-referenced registrant, set forth below are the comments that you provided on March 11, 2010 concerning Post-Effective Amendment No. 70 to the Registration Statement on Form N-1A (the “Post-Effective Amendment”) of EQ Advisors Trust (the “Trust”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 21, 2010, and the Trust’s responses thereto. Your comments are set forth in italics and are followed by the Trust’s responses, which are reflected in Post-Effective Amendment No. 73 to the Trust’s Registration Statement on Form N-1A as filed with the SEC today. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

GENERAL

Although the fund may not rely on the delivery procedures provided in Rule 14a-16 under the Securities Exchange Act of 1934, please confirm with the staff that the fund will post its proxy materials on the Internet as required by the Rule. See Shareholder Choice Regarding Proxy Materials, Investment Company Act Release No. 27911; Rel. No. 34-56135; File No. S7-03-07 (Aug. 1, 2007). See also Internet Availability of Proxy Materials, Investment Company Act Release No. 27671; File No. S7-10-05 (Jan. 22, 2007) available at http://www.sec.gov/rules/final/shtml.

The Trust confirms that it will post its proxy materials on the Internet as required by Rule 14a-16 under the Securities Exchange Act of 1934.

Mr. Sonny Oh

April 28, 2010

FACING SHEET

Please provide the caption “Title of Securities Being Registered” and relevant disclosure as required by the instructions to the Form N-1A facing sheet.

The Trust has made the requested change.

PROSPECTUS

1.	Fees and Expenses of the Portfolio

(a)	Please note that the presentation of 12b-1 fees in the fee table may be subject to further comment by the staff.

The Trust notes the staff’s comment.

(b)	With respect to any Portfolio’s fee table that reflects a fee waiver and/or expense reimbursement, please confirm that the waiver will actually reduce the “Total Annual Portfolio Operating Expenses” shown in the table. If not, please delete any information regarding a fee waiver and/or expense reimbursement from the fee table or provided in a footnote thereto (and revise the preamble to the Example accordingly).

The Trust confirms that, with respect to each fee table that reflects a fee waiver and/or expense reimbursement arrangement for a Portfolio, it is anticipated that arrangement will result in an actual reduction in that Portfolio’s “Total Annual Portfolio Operating Expenses” shown in the table for the current fiscal year.

(c)	For the EQ/Franklin Templeton Allocation Portfolio and EQ/International ETF Portfolio, please insert a line item for total annual operating expenses where appropriate in the fee table.

The Trust has inserted the line item as requested.

2.	Example

(a)	For consistency in terminology, in the preamble to the Example, please use “mutual funds” or “portfolios” in lieu of “investment options.”

The Trust has made the requested change by inserting the term “portfolios” in place of the term “investment options” in the narrative disclosure accompanying the Example.

Mr. Sonny Oh

April 28, 2010

(b)	Please revise the format of the Example table to comply with that set forth under Item 3 (i.e., the rows should represent classes or shares and the columns should represent each time period).

The Trust has made the requested change.

3.	Investments, Risks, and Performance – The Investment Strategies

(a)	Please revise the caption to reflect that these are principal investment strategies.

The Trust has made the requested change.

(b)	Please describe any investment strategies that correspond to any of the principal risks identified under “Principal Risks.” By way of example (though not exhaustive), for the following Portfolios, please note the absence of disclosure with respect to investment strategies corresponding to the following principal risks:

Master Prospectus

(i)	EQ/AllianceBernstein Small Cap Growth Portfolio on page 6: Liquidity Risk. In this instance, it appears that Liquidity Risk relates to “less widely known companies.” However, the connection is not made obvious in the principal investment strategies section.

The Portfolio does not invest in illiquid securities as a principal investment strategy, and accordingly does not disclose this strategy in the summary section. The disclosure regarding principal risks of the Portfolio includes “Liquidity Risk” in light of the asset class in which the Portfolio invests as well as recent market events, during which market liquidity has been volatile.

(ii)	EQ/AXA Franklin Small Cap Value Core Portfolio on page 9: Derivatives and Liquidity Risks.

With respect to “Derivatives Risk,” the Trust has added disclosure to this summary, as well as the summaries for certain other Portfolios, to make it clear that the Portfolio may invest in derivatives as a principal investment strategy. With respect to the “Liquidity Risk” disclosure, please see the response to Comment 3(b)(i) above.

Mr. Sonny Oh

April 28, 2010

(iii)	For any Portfolio that has a principal investment strategy that includes investments in derivatives, please disclose the extent to which the Portfolio may invest in derivatives.

The Trust has made the requested change.

(iv)	EQ/Core Bond Index Portfolio on page 132: Derivatives and Liquidity Risks.

Please see the responses to Comments 3(b)(i) and (ii) above.

(v)	EQ/Global Bond PLUS Portfolio on page 135: Emerging Markets and Liquidity Risks. For this and any other Portfolio (e.g., the last sentence on page 3 of the All Asset Portfolio prospectus) that has a principal investment strategy that includes investments in bonds rated below investment grade (or as otherwise described), please disclose that such bonds are also known as “junk bonds” and disclose the extent to which the Portfolio may invest in them.

The Trust has added disclosure to the summary for the EQ/Global Bond PLUS Portfolio to clarify that it may invest in the securities of issuers in emerging markets. The Trust also has added disclosure that bonds that are rated below investment grade are also known as “junk bonds,” as well as disclosure regarding the extent to which the Portfolio may invest in junk bonds. The Trust also has added this disclosure to other Portfolio summaries where applicable. With respect to “Liquidity Risk,” please see the response to Comment 3(b)(i) above.

Tactical Portfolios

(vi)	Leveraging Risk on page 4.

The Trust has revised the description of Leveraging Risk to make the connection between this risk and the use of futures and options contracts clearer.

(c)	For the Master prospectus, please revise the disclosure under “80% Policies” on page 154 to clarify that the “particular type of investment” is based upon the type of investment connoted by the name of the Portfolio.

The Trust has made the requested change.

Mr. Sonny Oh

April 28, 2010

(i)	For the EQ/International ETF Portfolio, please explain to the staff the basis for why the registrant believes the Portfolio’s 80% investment strategy complies with Rule 35d-1 under the Investment Company Act of 1940 as stated in the first sentence (i.e., the Portfolio will invest 80% of its net assets in ETFs rather than ETFs that invest in foreign securities).

The Portfolio currently has a policy stating that “[u]nder normal circumstances, the Portfolio invests at least 80% of its net assets, plus borrowings for investment purposes, in exchange traded securities of other investment companies (“exchange traded funds” or “ETFs”).” The Trust believes that this is consistent with Rule 35d-1(a)(2), which requires a fund that has a name suggesting that it focuses its investments in a particular type of investment (in this case shares of ETFs) to satisfy the requirements of sub-paragraphs (a)(2)(i) and (ii) of the rule. However, the Trust does not believe that Rule 35d-1 requires the Portfolio’s 80% policy to include investments in foreign securities as a result of the use of the term “international” in the name of the fund. In the 2001 adopting release for the rule, the SEC made clear in footnote 42 that “[t]he terms ‘international’ and ‘global’…connote diversification among investments in a number of different countries throughout the world, and ‘international’ and ‘global’ funds will not be subject to the rule.” Investment Company Names, 1940 Act Release No. 24828 (Jan. 17, 2001).

(ii)	For the EQ/Davis New York Venture Portfolio on page 34 of the Master prospectus, please explain to the staff the basis for why the registrant believes the Portfolio’s 80% investment strategy complies with Rule 35d-1 under the Investment Company Act of 1940.

The Trust believes that the Portfolio’s name is not covered by Rule 35d-1. The Trust notes that, in the Rule 35d-1 adopting release, the SEC specifically noted that the Rule could be construed to cover “a long-standing trade name that includes a geographic location, such as the city where the company is headquartered, but which is not intended to refer to the geographic region in which the company invests.” Investment Company Names, 1940 Act Release No. 24828 (Jan. 17, 2001), at n.22. The SEC stated, however, that the Rule was not intended to “require an investment company to change its name in these circumstances, where the connotation of the name is clear through long-standing usage and there is no risk of investor confusion.” Id. The Trust notes that the Portfolio’s name utilizes the

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April 28, 2010

same naming convention as the clone fund advised by the Portfolio’s Adviser, which has used this name since the clone fund was established in 1969. In addition, the Portfolio has used the same name since its inception and the Trust’s prospectus has never identified the Portfolio as having an 80% test related to its name.

(d)	The prospectuses for several Portfolios (e.g., EQ/Equity 500 Index on page 37 of Master prospectus) state that the Portfolio may invest in instruments that derive their value from such securities “for purposes of the Portfolio.” Please clarify in plain English what is intended by this phrase.

The Trust has made the requested change.

(e)	The prospectuses for several Portfolios that invest in special situations (e.g., Oppenheimer Growth on page 110), but not all (e.g., Mutual Large Cap Equity on page 107), do not clarify whether these situations involve the purchases of debt and/or equity securities. Please ensure that all Portfolios’ prospectuses make this clarification in connection with special situations as a principal strategy and disclose the attendant principal risks.

Each Portfolio that may invest in issuers involved in special situations as a principal investment strategy is permitted to invest in any type of security that is otherwise consistent with the Portfolio’s investment policies and limitations, and is not limited to specific types of securities unless otherwise noted in the prospectus. The Trust has reviewed the relevant investment strategy disclosure for each Portfolio and believes that the disclosure in each summary section accurately describes the Portfolio’s principal investment strategies with respect to special situations investments. The Trust also has reviewed the special situations principal risk disclosure and believes that the current disclosure adequately discusses the principal risks associated with special situations investments. Accordingly, the Trust has not made any changes in response to this comment, and respectfully requests that the staff reconsider this comment.

(f)	The prospectuses for several Portfolios (e.g., Multi-Sector on page 54 and Templeton Global Equity on page 116) state that the Index Allocated Portion invests in a combination of different indices. Please clarify what percentages of a Portfolio’s assets can be expected to track which index.

The Trust has made the requested change.

(g)	If the EQ/Franklin Portfolio invests primarily in three “Franklin Templeton Underlying Portfolios,” then the staff would expect that the summary of the

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April 28, 2010

principal investment strategies would consist of a true summary of the principal investment strategies described in the summaries of each Portfolio in lieu of the current disclosure, which is more in line with that of the other fund-of-fund Portfolios. Please revise the existing disclosure accordingly.

The Trust is not aware of any specific provision in Form N-1A that would require the disclosure requested by the staff. Item 4 of Form N-1A, in relevant part, requires a fund to summarize how the fund (not the underlying funds in a fund of funds arrangement) intends to achieve its investment objectives. The Trust believes that the current summary disclosure regarding the Portfolio’s principal investment strategies satisfies this requirement; however, in response to the staff’s comment, the Trust has added the requested disclosure. The Trust also notes that the information requested by the staff is disclosed in detail in the section of the prospectus entitled “Information Regarding the Franklin Templeton Underlying Portfolios.”

(h)	For the EQ/Calvert Socially Responsible Portfolio on page 23 of the Master prospectus, the first sentence of the “Investment Criteria” paragraph states that the investment adviser Bridgeway applies its analysis to a “pre-screened universe of approved equities from Calvert.” Please clarify whether this universe may be expanded as necessary to satisfy the Portfolio’s return objectives. In addition, the next to last sentence of the same paragraph is unnecessarily vague. For example, it discusses certain “top down techniques,” including “managing company level risk.” It is unclear how managing is a “technique” or why managing company level risk is “top down.” Please revise the sentence for clarity.

The Trust notes that the summary currently states that “[a]ll sustainable and socially responsible criteria may be changed by Calvert’s Board of Directors without shareholder approval.” Accordingly, the Trust has not made any changes in response to this portion of the comment. However, in response to the staff’s comment, the Trust has revised the second to last sentence of the paragraph referenced in the staff’s comment to clarify the “top down” risk management strategy.

(i)	For the EQ/PIMCO Ultra-Short Bond Portfolio on page 145, the first sentence of the second paragraph of the “Investment Strategy” section refers to “purchase and sale contracts,” “buy backs,” and “dollar rolls.” Please clarify in plain English what is intended by these phrases.

The Trust has deleted the disclosure referenced in the staff’s comment.

Mr. Sonny Oh

April 28, 2010

(j)	The prospectuses for the All Asset Portfolio and Strategic Portfolios simply refer to the strategies of the Underlying Portfolios either by example (e.g., the parenthetical in the second paragraph of the Investment Strategy section of the All Asset Portfolio prospectus) or by naming the investments as “equity” or “fixed income” (as in the case of the Strategic Portfolios). However, the prospectus for any Portfolio structured as a fund-of-funds must summarize those strategies of the Underlying Portfolios that, in the aggregate, can be expected to be principal strategies of the fund-of-funds Portfolio. Therefore, please revise the prospectuses for these Portfolios accordingly.

Please see the response to Comment 3(g) above. With respect to the Strategic Allocation Portfolios and the All Asset Allocation Portfolio, the Trust believes that the current disclosure accurately summarizes the principal investment strategies of the Portfolios and, therefore, has not made any changes in response to this comment and respectfully requests that the staff reconsider this comment. The Trust also notes that the disclosure requested by the staff is disclosed in detail in the section of the prospectus entitled “Information Regarding the Underlying Portfolios” in the prospectus for the Strategic Allocation Portfolios and in the section of the prospectus entitled “More about investment strategies, risks and the Underlying Portfolios and Underlying ETFs” in the prospectus for the All Asset Allocation Portfolio. Please note, however, that the Trust has made certain changes to the related risk disclosure in response to Comments 4(b)(i) and (c)(vi) below.

4.	Investments, Risks, and Performance – Principal Risks

(a)	Please delete the first sentence of the preamble for all Portfolios, except the EQ/Money Market Portfolio, pursuant to Item 4(b)(1)(ii), and either combine the second and third sentence of the preamble or delete the third sentence as required by Item 4(b)(1)(i).

Because the Portfolios are publicly offered through Contracts that may be sold through insured depository institutions, the Trust has not deleted the first sentence but has revised it to better conform to the language provided by Item 4(b)(1)(iii). The Trust has deleted the third sentence of the preamble as requested.

(b)

Please note that the risk disclosure provided under this section should be in summary form as required by Item 4(c). Therefore, when possible, please revise the descriptions of each principal risk in order to better comply with the Item requirement. The staff recognizes that the summaries of certain risks may vary only slightly or not at all due to the inherent brevity of their full descriptions, for example, the summary of Large-Cap Company Risk on page

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April 28, 2010

17 and its fuller description on page 160 of the Master prospectus. However, in other instances, it appears that the summary of the principal risk disclosure provided under Item 4(b) appears to attempt to also fulfill the disclosure requirements of Item 9(b) or could be revised to better comply with the requirement that it be in summary form. In the latter instance, please note that the staff expects that a summary description of a principal risk (Item 4(b)) and fuller discussion of the principal risk (Item 9(c)) will be provided in every instance. By way of example (though not exhaustive), for the following Portfolios, please note the absence of any fuller discussion of the principal risks summarized or please revise the disclosure to better summarize the principal risks:

Master Prospectus

(i)	EQ/AllianceBernstein International Portfolio on page 3: Investment Style and Foreign Securities Risks. In this instance, the Investment Style Risk is listed as a principal risk in this and other Portfolio summaries. Consequently, under “Risks” beginning on page 156 of the Master prospectus, it should also be described as a principal risk as opposed to a general risk. For Foreign Securities Risk, the summary of the risk also includes some, but not all, of the components identified in the fuller description on page 51. Moreover, the description of the risk and applicable components in the summary duplicate the fuller description of the risk on page 159 rather than summarize it.

The Trust has moved the description of Investment Style Risk from the general risk section to the detailed portfolio risk section under the heading “More information on strategies, risks and benchmarks.” In addition, the Trust has expanded the descriptions of certain components of Foreign Securities Risk in this section to provide additional details regarding such risks where appropriate. Please note that the risk summaries for certain Portfolios include some, but not all, of the components of Foreign Securities Risk because the Trust believes that the listed risks are principal risks of the relevant Portfolio, while the others are not. The Trust believes that this approach is consistent with the requirements of Form N-1A.

(ii)	EQ/AllianceBernstein Small Cap Growth Portfolio on page 6: Investment Style and Special Situations Risks. Comment (i) above applies with respect to Investment Style Risk. For Special Situations Risk, the summary description should be revised to better summarize the fuller description of the risk on page 162 of the Master prospectus.

Mr. Sonny Oh

April 28, 2010

Please see response to Comment 4(b)(i) with respect to “Investment Style Risk” disclosure. With respect to Special Situations Risk, the Trust has made the requested change.

(iii)	EQ/AllianceBernstein Small Cap Value Core Portfolio on page 6: Investment Style and Foreign Securities Risks. Comment (i) above applies to both risks.

Please see response to Comment 4(b)(i) above.

(iv)	EQ/Lord Abbett Growth and Income Portfolio on page 86 and EQ/Global Bond PLUS Portfolio on page 135: Foreign Securities Risk. See Comment (i) above.

Please see response to Comment 4(b)(i) above.

(v)	The summary risk disclosure for any Portfolio that invests in derivatives as a principal strategy should include a summary of all risks mentioned in the Derivative Risks bullet, and not just some of them (see, e.g., EQ/Franklin Core Balanced Fund on page 46, which summarizes Leverage and Liquidity Risks but not Market Risk, and the Tactical Portfolios, which does not summarize Liquidity Risk).

The Trust does not believe that it is required to disclose separately in the principal risks sections of the portfolio summaries all of the potential risks of investing in derivatives that are listed in the “Derivatives Risk” bullet, but rather only those that the Trust considers principal risks with respect to the particular Portfolio to which the disclosure relates. In this connection, the Trust notes that the derivatives in which the Portfolios invest typically are highly liquid, exchange-traded derivatives, such as futures contracts on broad-based securities market indices, and thus separate disclosure, for example, regarding Liquidity Risk of such investments, is not necessary with respect to such investments (although it may be included for a Portfolio based on other investments that the Portfolio may make). The Trust has reviewed the principal risks for each Portfolio, and believes that the current disclosure is appropriate. However, in response to the staff’s comment, the Trust has revised the bullet describing Derivatives Risk to clarify that derivatives investments “may be subject” (rather than “are also subject”) to the risks listed in the bullet.

Mr. Sonny Oh

April 28, 2010

All Asset, EQ/International ETF, and Strategic Portfolios Prospectuses

(vi)	In lieu of the list of risks associated with Underlying Portfolios (or ETFs) provided under “Risks Related to Investments in Underlying Portfolios” or “Exchange Traded Funds Risk,” respectively, please provide a summary of each risk as required by Item 4(c) and then provide a fuller discussion of each risk as Item 9(b) disclosure. In doing so, please only provide the principal risks for each Portfolio.

The Trust has made the requested changes in the prospectuses for the EQ/International ETF Portfolio and the Strategic Allocation Portfolios. The Trust believes that the current disclosure in the summary of principal risks in the prospectus for the All Asset Allocation Portfolio accurately summarizes the principal risks to which the Portfolio is subject; however, in response to the staff’s comment, the Trust has revised the description of certain risks for this Portfolio.

(c)	For each Portfolio, please describe any risks that correspond to any of the principal investment strategies identified under “Principal Investment Strategies of the Portfolio.” By way of example (though not exhaustive), for the following Portfolios, please note the absence of disclosure with respect to risks corresponding to principal investment strategies for the following types of investments:

Master Prospectus

(i)	EQ/AllianceBernstein International Portfolio on page 3: Growth-Oriented and Value-Oriented Stocks. Although Investment Style Risk is included as a principal risk, it lacks the specificity required. For example, please compare the disclosure on page 4 with the corresponding disclosure for the EQ/AllianceBernstein Small Cap Growth Portfolio on page 6 wherein the general description of investment style risk also includes details specific to a “growth” style.

The Trust has made the requested change.

(ii)	EQ/AllianceBernstein Small Cap Growth Portfolio on page 6: Cyclical Industries.

The Trust believes that the principal risks of investing in securities of issuers that are in cyclical industries are accurately summarized in the current principal risk disclosure. Accordingly, the Trust has not made

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April 28, 2010

any changes in response to this comment, and respectfully requests that the staff reconsider this comment.

(iii)	EQ/AllianceBernstein Small Cap Value Core Portfolio on page 9: Common, Preferred, and Convertible Stocks; ETFs; and Futures and Options.

Common stocks, preferred stocks, warrants and convertible securities are classified as equity securities. The principal risks of investing in equity securities currently are described under “Equity Risk.” Similarly, futures and options are types of derivatives investments. The principal risks of investing in derivatives currently are described under “Derivatives Risk.” However, in response to the staff’s comment on ETFs, the Trust has deleted references to investments in ETFs in the summary for this Portfolio and for other Portfolios that are not expected to invest in ETFs as part of their principal investment strategies.

(iv)	EQ/Core Bond Index Portfolio on page 132: Government and Corporate Bonds; Agency Fixed and Hybrid Adjustable Mortgage Pass-Throughs; and Futures.

The Trust believes that the principal risks of investing in government and corporate debt securities and mortgage-backed securities are accurately described in the current principal risk section of the summary for this Portfolio, and accordingly has not made any changes in response to these portions of the comment. Similarly, futures are types of derivatives investments, and the principal risks of investing in derivatives currently are described under “Derivatives Risk.” However, the Trust has added disclosure to clarify that futures contracts are derivatives in order to make the connection between the investment strategy disclosure and the principal risk disclosure more obvious.

(v)	EQ/Global Bond PLUS Portfolio on page 135: Government, Corporate and Supranational Agency Bonds; Agency Fixed and Hybrid Adjustable Mortgage Pass-Throughs; and Futures.

See response to Comment 4(c)(iv) above with respect to the investments in debt securities. However, in response to the staff’s comment on investments in futures contracts, please note that the Trust has clarified that the Portfolio may invest in futures contracts as a principal strategy and has added “Derivatives Risk” as a principal risk.

Mr. Sonny Oh

April 28, 2010

All Asset and Strategic Portfolios Prospectuses

(vi)	The prospectuses for the All Asset Portfolio and Strategic Portfolios primarily summarize the principal risks of a Portfolio by stating that the Portfolio is subject to the risks of the Underlying Portfolio and stating some of those risks by example. However, the prospectus for any Portfolio structured as a fund-of-funds must summarize those principal risks of the Underlying Portfolios that, because of what can be expected to be the principal strategies of that fund-of-funds Portfolio, can be expected to be principal risks of that fund-of-funds Portfolio. Therefore, please revise the prospectuses for these Portfolios accordingly. As an example of one approach, the summary of the principal risks could provide a summary of each principal risk associated with each asset category (or class) provided after the first paragraph under “Principal Investment Strategies of the Portfolio” as required by Item 4(c) and then a fuller discussion of the risk could be provided as Item 9(b) disclosure.

Please see the response to Comment 3(g) above. However, in response to the staff’s comment, the Trust has revised the principal risk disclosure for each portfolio summary in the prospectus for the Strategic Allocation Portfolios and has modified the description of Exchange Traded Funds Risk in the portfolio summary for the All Asset Allocation Portfolio.

EQ/Franklin Templeton Allocation Portfolio

(vii)	If the EQ/Franklin Portfolio invests primarily in three “Franklin Templeton Underlying Portfolios,” then the staff would expect that a summary of the principal risks would consist of all the principal risks identified in the principal risk summaries of each Portfolio. In its present form, the disclosure does not do so (e.g., page 45 of Master prospectus summarizes Convertible Securities and Derivatives Risks for the EQ/Franklin Core Balanced Portfolio). Please revise the existing disclosure accordingly.

Please see the response to Comment 3(g) above. However, in response to the staff’s comment, the Trust has added additional principal risk disclosure to the portfolio summary.

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April 28, 2010

Tactical Portfolios

(viii)	Large-capitalization companies (for the 500 series), mid-capitalization companies (for the 400 series), and small-capitalization companies (for the 2000 series).

The Trust has made the requested changes.

5.	Investments, Risk, and Performance – Risk/Return Bar Chart and Table

(a)	For any applicable Portfolio, please delete any disclosure attempting to add to the caveat that past performance is not an indicator of future performance, e.g., the sentence beginning with “This may be particularly true . . .” on page 11 of the Master prospectus.

The Trust has made the requested change by deleting the relevant disclosure from the portfolio summaries and inserting similar disclosure on page 166 of the master prospectus.

(b)	For the Risk/Return Bar Chart and Table of the Strategic and Tactical Portfolios, please disclose that performance information will be available in the future.

The Trust has made the requested change.

(c)	Please delete unwarranted footnotes (e.g., EQ/Franklin Core Balanced Portfolio on page 46) from the performance chart presentation. Any information the omission of which could be misleading (e.g., EQ/AllianceBernstein Small Cap Growth Portfolio’s change in benchmarks on page 7) can be provided as a brief insertion into the narrative preceding the chart.

The Trust has made the requested change.

6.	Who Manages the Portfolio

(a)	Please delete the preamble preceding the identification of the portfolio managers for the investment manager as additional information about the investment manager that is not specifically required or permitted by Item 5 should not be provided (e.g., page 11 of Master prospectus and page 4 of Tactical Portfolios prospectus).

The Trust believes that the disclosure referenced in the staff’s comment is required under Condition 2 of the Trust’s Multi-Manager Order, which

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provides that the Trust must (i) “prominently” disclose that the Manager has the responsibility to oversee sub-advisers and recommend their hiring, termination and replacement, (ii) disclose the existence, substance and effect of the Order and (iii) hold itself out to the public as employing the management structure described in the Order. Accordingly, the Trust has not made any changes in response to this comment, and respectfully requests that the staff reconsider this comment.

(b)	Please remove any disclosure that is beyond what is required and permitted by Item 5(b), e.g., the excess disclosure on page 5 of the All Asset Portfolio and EQ/Franklin Templeton Allocation Portfolio prospectuses regarding the use of a committee.

The Trust has made the requested change with respect to the All Asset and EQ/Franklin Templeton Allocation Portfolios.

(c)	Please note that the tax disclosure provided in the summary may be subject to further staff review.

The Trust notes the staff’s comment.

7.	Item 12 – Distribution Arrangements

(a)	Please note that General Instruction C.3(a) requires that all disclosure required by Item 12 (Distribution Arrangements) be provided in one place in the prospectus.

Therefore, please move the disclosure regarding the 12b-1 plans (Item 12(b)) (e.g., page 152 of Master prospectus and page 38 of All Asset Portfolio prospectus) so that it appears with any disclosure regarding expense limitation agreements (and commission recapture programs) as provided (e.g., page 179 of Master prospectus and page 36 of All Asset Portfolio prospectus).

The Trust has not made any changes in response to this comment. The Trust notes that the information regarding expense limitation agreements and commission recapture programs is not required to be disclosed under Item 12 and, therefore, does not need to appear in the same place as the disclosure regarding the 12b-1 plans.

(b)	Please provide disclosure as required by Item 12(a)(5) with respect to the availability of such information on the registrant’s website.

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April 28, 2010

Item 12(a)(5) is not applicable to the Trust because none of the Portfolios impose sales loads. Therefore, the Trust has not made any changes in response to this comment.

8.	Item 9 – Disclosure Regarding Principal Strategies and Risks

(a)	Under “Changes in Investment Objectives, and Principal Investment Strategies” of each prospectus (e.g., page 152 of Master prospectus and page 7 of All Asset Portfolio prospectus), please specifically identify each Portfolio that has an investment objective that may be changed without shareholder approval. See Item 9(a).

The Trust notes that the current disclosure states that all investment objectives “that are not specifically designated as fundamental may be changed without shareholder approval,” and none of the Portfolios’ investment objectives is designated as fundamental in the prospectuses. The Trust does not believe that Item 9(a) requires additional disclosure and, therefore, the Trust has not made any changes in response to this comment.

(b)	When discussing investment strategies, please clearly identify them as principal or non-principal in “Changes in Investment Objectives, and Principal Investment Strategies” (e.g., Indexing and Allocation Strategies as discussed on page 154 of Master prospectus) as well as in the ensuing disclosure under “Additional Strategies” (e.g., on page 155 of Master prospectus and page 9 of All Asset Portfolio prospectus).

If principal investment strategies are discussed, please note that the Portfolios in all the prospectuses to which any principal investment strategy applies should be specified.

The Trust does not believe that these changes are required by Form N-1A and, therefore, respectfully declines to make any changes in response to this comment. The Trust notes that each Portfolio’s summary clearly identifies that Portfolio’s principal investment strategies. Therefore, the strategies discussed in the sections “Changes in Investment Objectives, and Principal Investment Strategies” and “Additional Strategies” represent principal strategies of a particular Portfolio only to the extent that they are identified as such in the Portfolio’s summary.

(c)

The Master prospectus refers to “General Investment Risks” on page 157 and provides a preamble on page 158 for “principal risks.” It is unclear what “general” risks are. Please revise the prospectus to ensure that the discussion of principal risks in response to Item 9 precedes any discussion of

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non-principal risks and that the discussion clearly distinguishes between the two. See Item 9(c) and General Instruction C.3(b).

This comment also applies to the All Asset Portfolio prospectus beginning on page 9, where it is unclear whether the Portfolio’s principal risks have been identified or fully described within the prospectus (see last two sentences of second paragraph of preamble to “Risks”).

The Trust respectfully disagrees that Item 9(c) and General Instruction C.3(b) require the discussion of principal risks to precede any discussion of non-principal risks. The Trust notes that the principal risks of each Portfolio are clearly identified as such in that Portfolio’s summary and that the discussion in this section provides further information on those risks. Therefore, the Trust has not made any changes in response to this part of the staff’s comment.

With respect to the second part of the staff’s comment, the Trust confirms that all of the principal risks of the Allocation Portfolio have been identified and fully described in its prospectus. The Trust has revised the last sentence of the preamble to “Risks” to avoid any confusion in this respect.

(d)	Please confirm that all principal risks identified here correspond to all principal risks identified in the principal risk summary for each Portfolio.

By way of example (though not exhaustive), for the following Portfolios, please note the absence of principal risk disclosure either in the summary of any Portfolio or under this section without corresponding disclosure in the summary:

Master Prospectus

(i)	Investment Style Risk appears as a principal risk on page 4 but is discussed as general risk on page 157.

The Trust has moved the description of Investment Style Risk from the general risk section to the detailed portfolio risk section under the heading “More information on strategies, risks and benchmarks.”

(ii)	Initial Public Offering (“IPO”) Risk appears on page 160 but not in any summary (but does appear as an “additional strategy” on page 155).

Mr. Sonny Oh

April 28, 2010

The Trust has not made any changes in response to this comment. The Trust has included IPO Risk in this section and not in any summary because certain Portfolios may be subject to IPO Risk, but not as a principal risk. The Trust believes that this approach is consistent with the requirements of Form N-1A.

EQ/Franklin Portfolio

(iii)	Please make necessary revisions in light of disclosure changes in response to Prospectus Comment 4(b).

The Trust has not made any changes in response to this comment, as the current disclosure provides the information required by Item 9 with respect to each principal risk identified in the portfolio summary.

All Asset, EQ/International ETF Portfolio, EQ/Franklin and Strategic Portfolios

(iv)	The prospectuses for these Portfolios discuss only the strategies and the risks for the Underlying Portfolios. Please revise this section to discuss those principal strategies of the Underlying Portfolios that, in the aggregate, can be expected to be principal strategies for the top tier Portfolio and to discuss the risks incurred by those strategies. Other discussions, such as a full discussion of the risks of each Underlying Portfolio that would not be expected to be a principal risk for the top tier Portfolio, may be included but only if they do not impede understanding of the required disclosure.

The Trust believes that the current disclosure adequately discusses the principal strategies of each of these Portfolios, which involve investing in other mutual funds and/or ETFs. The Trust also believes that the principal risks of each top-tier Portfolio are clearly identified as such in that Portfolio’s summary and that the discussion in this section of the principal risks of each Underlying Portfolio do not impede understanding of the required disclosure.

Tactical Portfolios

(v)	Convertible Securities and Credit Risks are listed as principal risks on page 45 but not in any summary.

Please refer to the response to Comment 8(d)(ii).

Mr. Sonny Oh

April 28, 2010

(e)	As to each principal investment strategy and risk discussed, please consider identifying the Portfolios in all the prospectuses to which any principal investment strategy or risk applies.

The Trust does not believe that these changes are required by Form N-1A and, therefore, respectfully declines to make any changes in response to this comment.

(f)	Please revise the temporary defensive disclosure (e.g., on pages 156 and 9, respectively, of the first two prospectuses) to be more consistent with the disclosure in each other prospectus and to better conform with the specific language provided by Instruction 6 to Item 9(b)(1).

The Trust has made the requested change.

9.	The Master prospectus on page 172 does not describe the experience for James Cheng for the previous five years. Please ensure that at least the previous five years of experience of all portfolio managers is described.

The Trust has provided the past five years’ experience for James Cheng and for all other portfolio managers.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

1.	On the front cover page, please identify all Portfolios to which the SAI relates as required by Item 14(a)(1).

The Trust has made the requested change.

2.	In the “Description of the Trust” on page 2, please disclose which Portfolios are diversified as required by Item 16(a). For those that are not, please provide the disclosure required by Item 4(b)(1)(iv) where appropriate in the applicable prospectus.

The Trust has made the requested change.

3.	With respect to the discussion of the portfolio holdings disclosure policy on page 45, please confirm with the staff and disclose whether the duty not to trade is imposed regardless of whether it is “in violation of applicable federal securities laws,” i.e., whether the duty exists without the added disclosure.

The Trust has deleted the quoted disclosure in response to this comment.

Mr. Sonny Oh

April 28, 2010

4.	Please disclose the number of meetings held in the past fiscal year by the Valuation Committee on page 50.

The Trust has not made any changes in response to this comment. The Valuation Committee is not a board committee and, therefore, the Trust does not believe the requested disclosure is required by Form N-1A.

5.	Please disclose the basis for how advisory fees are calculated (i.e., fee percentage). See Item 19(a)(3).

The Trust had not made any changes in response to this comment as each SAI currently provides the requested disclosure.

PART C

Please confirm compliance with Item 25.

The Trust confirms compliance with Item 25.

MISCELLANEOUS

Please provide “Tandy” representations and a response letter in the form of an EDGAR correspondence in regard to the comments above regarding the Post-Effective Amendment. However, please provide responses to Prospectus Comments 1 through 6 prior to the effective date of the filing.

This response letter and a “Tandy” letter have been filed in the form of an EDGAR correspondence with Post-Effective Amendment No. 73. The Trust notes that a letter responding to Prospectus Comments 1 through 6 was provided to the staff on March 24, 2010.

*        *        *         *        *

Mr. Sonny Oh

April 28, 2010

Should you have any further comments on these matters, or any questions, please contact William MacGregor of AXA Equitable Life Insurance Company at (212) 314-5280 or me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi
Mark C. Amorosi

cc:	Patricia Louie, Esq.
William MacGregor, Esq.
AXA Equitable Life Insurance Company

Clifford J. Alexander, Esq.
Sarah E. Connolly, Esq.
K&L Gates LLP